Gigmor, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Gigmor, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 31, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,294	25,363
Prepaid Expenses	1,144	1,065
Other Receivable	624	160
Total Current Assets	3,062	26,588
Noncurrent Assets		
Intangible Assets: Software, net of Accumulated Amortization	217,381	192,176
Total Noncurrent Assets	217,381	192,176
TOTAL ASSETS	220,443	218,764
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	48,660	44,098
Accrued Expenses	26,533	5,362
Deferred Revenue	6,758	2,649
Total Current Liabilities	81,951	52,109
Long-term Liabilities		
Notes Payable - Related Party	2,859,508	2,608,019
Accrued Interest - Related Party	1,152,341	933,926
Total Long-Term Liabilities	4,011,850	3,541,945
TOTAL LIABILITIES	4,093,801	3,594,053
EQUITY		
Common Stock	86	86
Preferred Stock	22	22
Additional Paid in Capital	1,988,987	1,858,597
Accumulated Deficit	(5,862,454)	(5,233,994)
Total Equity	(3,873,358)	(3,375,289)
TOTAL LIABILITIES AND EQUITY	220,443	218,764

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	27,476	14,163
Cost of Revenue	3,829	13,061
Gross Profit	23,647	1,102
Operating Expenses		
Advertising and Marketing	16,608	13,844
General and Administrative	151,652	132,190
Research and Development	93,230	80,711
Amortization	139,047	156,108
Total Operating Expenses	400,537	382,854
Operating Income (loss)	(376,890)	(381,752)
Other Income		
Interest Income	-	5,000
Other Income	-	25,023
Total Other Income	-	30,023
Other Expenses		
Interest Expense - Related Party	218,416	199,738
Other	33,154	6,756
Total Other Expenses	251,569	206,494
Earnings Before Income Taxes	(628,460)	(558,224)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(628,460)	(558,224)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(628,460)	(558,224)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	139,047	156,108
Accounts Payable and Accrued Expenses	25,734	(1,710)
Accrued Interest - Related Party	218,416	199,738
Deferred Revenue	4,109	1,139
Prepaids	(78)	(139)
Stock-Based Compensation Expense	130,390	124,050
Other	(464)	(85)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	517,153	479,100
Net Cash provided by (used in) Operating Activities	(111,307)	(79,123)
INVESTING ACTIVITIES		
Software Development	(164,252)	(98,773)
Net Cash provided by (used by) Investing Activities	(164,252)	(98,773)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Party	251,489	202,117
Net Cash provided by (used in) Financing Activities	251,489	202,117
Cash at the beginning of period	25,363	1,142
Net Cash increase (decrease) for period	(24,069)	24,221
Cash at end of period	1,294	25,363

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	8,620,476	86	2,232,839	22	1,734,547	(4,675,770)	(2,941,115)
Stock-Based Compensation Expense - FV of Services Provided by Founders	-	-	-	-	120,000	-	120,000
Stock-Based Compensation Expense - Options	-	-	-	-	4,050	-	4,050
Net Income (Loss)	-	-	-	-	-	(558,224)	(558,224)
Ending Balance 12/31/2021	8,620,476	86	2,232,839	22	1,858,597	(5,233,994)	(3,375,289)
Stock-Based Compensation Expense - FV of Services Provided by Founders	-	-	-	-	120,000	-	120,000
Stock-Based Compensation Expense	-	-	-	-	10,390	-	10,390
Net Income (Loss)	-	-	-	-	-	(628,460)	(628,460)
Ending Balance 12/31/2022	8,620,476	86	2,232,839	22	1,988,987	(5,862,454)	(3,873,359)

Gigmor, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Gigmor, Inc. (the "Company" or "Gigmor") was originally formed as a California limited liability company on February 8th, 2010, under the name Trybe, LLC. Upon majority consent of the former members, the entity was converted to a Delaware corporation on November 10th, 2014. Concurrent with the conversion, the name of the entity was changed to Gigmor, Inc. The Company's headquarters are located in Beverly Hills, California. The Company has developed an online platform that acts as a marketplace connecting musicians with music venues and music fans. The Company's vision is to transform the live music industry by connecting independent artists with gigs posted by talent buyers and event planners, along with other opportunities for artists to grow their careers, earning income and grow their fan bases with a website and mobile app. Gigmor Tickets offers ticketing services to music venues and event planners.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to musicians and other entertainment professionals who are looking to find work in the music industry. The Company's payments are collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to 12 months and revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company generated $23,536 and $14,268 in 2022 and 2021 from subscription sales.

The Company also generates revenues by offering a ticketing service to venues and event planners who organize and promote live events. Payments from ticket sales are collected at time of purchase on behalf of the event organizer and paid to the organizer after the event occurs. The Company's primary performance obligation is the delivery of products. Revenue is recognized after the event occurs. The Company generated $3,628 and $105 in 2022 and 2021 from net ticket sales.

The Company had deferred revenue of $6,758 and $2,669 as of December 31st, 2022 and 2021, respectively.

Concentration of Revenue

The Company currently has one main ticketing client that sells 90% of the tickets sold on the Company's site.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Office Equipment	3	1,520,308	(1,302,927)	-	217,381
Grand Total	**-**	**1,520,308**	**(1,302,927)**	**-**	**217,381**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company uses the Black-Scholes-Merton ("Black-Scholes") option-pricing model to determine the fair value of stock awards. The Company selected the Black- Scholes option-pricing model as the method for determining the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock. The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Assumptions	
Fair Value of Share Price at Issuance	0.02
Strike price (exercise price)	0.03
Expected term (in years)	5.406
Volatility rate	71.43%
Dividend yield	3.19%
Risk-free interest rate	1.58%

Stock-based compensation, measured at the grant date based on the fair value of the award, is typically recognized ratably over the requisite services period, using the straight-line method of expense attribution. The Company recorded stock-based compensation expense in the following expense categories of its statements of operations:

	2022	2021
Stock-Based Compensation Expense:		
General and Administrative	9,233	432
Sales and Marketing	709	588
Research and Development	448	3,030
Total	10,390	4,050

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	1,428,276	$0.03
Granted	261,552	$0.03
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	1,689,828	$0.03
Granted	800,000	$0.03
Exercised	-	$-
Expired/cancelled	(534,828)	$0.03
Total options outstanding, December 31, 2022	1,955,000	$0.03
Options exercisable, December 31, 2022	1,606,770	$0.03

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	233,334	$-
Granted	261,552	$-
Vested	(234,572)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	260,314	$-
Granted	800,000	$-
Vested	(177,256)	$-
Forfeited	(534,828)	$-
Nonvested options, December 31, 2022	348,230	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Since the Company's inception, the Company's Founder and CEO has advanced funds to the Company for operating capital. During the years ended December 31st, 2021 and 2022, these advances totaled $202,117 and $251,489, respectively, for total principal due of $2,608,019 and $2,859,508 as of December 31st, 2021 and 2022, respectively. Effective January 1st, 2015, these advances were formalized into a promissory note agreement, under which future additional advances may be periodically made. The note bears interest at 8% per annum, which was retroactively applied to all advances made prior to formalization of the note. Interest expense related to the note of $199,738 and $218,416 was recorded for the years ended December 31st, 2021 and 2022, respectively. As of December 31st, 2021 and 2022, accrued interest totaled $933,926 and $ 1,152,342, respectively.

All advances made under the note along with accrued interest will be due on January 1st, 2025. As such, the principal balance and accrued interest have been classified as long-term on the accompanying balance sheets as of December 31st, 2021 and 2022.

See Note 7 – Subsequent Events for details of increases in advances made after December 31st, 2022.

During the years ended December 31st, 2021 and 2022, the Founder and Co-Founder have provided services in these respective roles without taking cash or accruing compensation. The fair value of these services provided was determined to be $120,000 per year, which has been recorded as additional paid-in capital and is reflected in the Statement of Changes in Shareholder's Equity.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loans from founders.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$2,859,508
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 13,357,844 common shares with a par value of $0.00001 per share. 8,620,476 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,232,839 preferred shares with a par value of $0.00001 per share. 2,232,839 shares were issued and outstanding as of 2021 and 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Angel Preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 31, 2023, the date these financial statements were available to be issued.

In January of 2023, the Company issued a SAFE note with one party. The SAFE agreement has no maturity date and bears no interest. The agreement provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no discount and subject to a valuation cap of $8M.

The Company entered into a short-term Stripe business loan resulting in the Company receiving $54,700. The Company must repay $61,646, which includes a term of 60 days with a repayment rate of 30% per transaction to be paid on the loan.

The Company entered into a line of credit resulting in the Company receiving $39,000. The Company includes a repayment amount of $49,842 due in 15 months with an option to repay only $48,527 if payment made within 5 months.

The Company's founder and CEO contributed an additional $79,251 in the same terms as mentioned in Note 3 – Related Party Transactions.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.